

October 27, 2011

Via E-Mail
Mukund Srinath
iGate Corporation
6528 Kaiser Drive
Fremont, CA 94555

> **Re: iGate Corporation**
> **Registration Statement on Form S-3**
> **File No. 333-177100**
> **Registration Statement on Form S-4**
> **File No. 333-177102**
> **Filed on September 30, 2011**

Dear Mr. Srinath:

We have limited our review of your registration statements to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your registration statements and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that the Staff of the Division of Corporation Finance currently has a pending review of Patni Computer Systems Limited's Form 20-F for the fiscal year ended December 31, 2010. We note further that both of your registration statements incorporate by reference that Form 20-F. Please be advised that we will not be in a position to accelerate effectiveness of your registration statements until all comments relating to the Staff's pending review of Patni's Form 20-F are resolved.

Form S-3

Selling Stockholders, page 15

2.   We note the disclosure in footnote 2 to the Selling Stockholder Table. Please revise to disclose the natural persons who exercise the voting and dispositive powers over the shares being registered for resale. See Regulation S-K Compliance and Disclosure Interpretation No. 140.02. Also, please tell us if the selling stockholder is an affiliate of a broker-dealer. If so, tell us whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are unable to make these representations, please identify the selling stockholder as an underwriter.

Form S-4

General

3.   We note that you are registering the 9% Senior Notes due 2016 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Exhibit 5.1

4.   Although the issuer is a Pennsylvania corporation, counsel does not appear to be opining on Pennsylvania law. We note specifically the statement on page 3 of the opinion that "our advice on every legal issue addressed in this letter is based exclusively on the internal law of the State of New York and the General Corporation Law of the State of Delaware." Please obtain a revised opinion that opines on Pennsylvania law or advise why counsel is not required to consider the law of the issuer's state of incorporation. Refer to Section II.B.1.e of Staff Legal Bulletin 19.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective dates of the pending registration statements please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of a registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. Please allow adequate time for us to review any amendments prior to the requested effective dates of the registration statements.

If you have any questions regarding these comments, please contact me at (202) 551-3456. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-Mail
        Joshua N. Korff, Esq.
        Kirkland & Ellis LLP